Exhibit 99.1

Fresenius Medical Care AG & Co. KGaA

Hof

ISIN: DE0005785802 // WKN: 578580

ISIN: US3580291066 // CUSIP: 358029106

Announcement pursuant to sections 246 para. 4 sentence 1, 249 para. 1 sentence 1 German Stock Corporation Act (Aktiengesetz – AktG)

Pursuant to sections 246 para. 4 sentence 1, 249 para. 1 sentence 1 German Stock Corporation Act (Aktiengesetz – AktG), we announce that an action for contestation and annulment (Anfechtungs- und Nichtigkeitsklage) has been filed against the resolution adopted at the Extraordinary General Meeting of Fresenius Medical Care AG & Co. KGaA on July 14, 2023 regarding agenda item 1 (Resolution on the conversion of the Company into the legal form of a stock corporation). Based on the motions filed by the plaintiffs, it is unclear whether the action is also directed against the resolution of the Extraordinary General Meeting regarding agenda item 2 (Resolution on the election of the members of the supervisory board of Fresenius Medical Care AG). The action has been filed before the Regional Court of Nuremberg-Fürth (Landgericht Nürnberg-Fürth), Chamber for Commercial Matters (Kammer für Handelssachen), and is pending under file number 1 HK O 4610/23.

The court has ordered written preliminary proceedings.

Hof, this September 2023

Fresenius Medical Care AG & Co. KGaA

The General Partner

Fresenius Medical Care Management AG

The Management Board